EXHIBIT 99.1
RADVISION
Press Release

Corporate Contact:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REPORTS BETTER THAN FORECAST RESULTS
FOR SECOND QUARTER OF 2010
- Revenues are $23.3 Million -
- GAAP Net Loss is $0.04 per Diluted Share; Non-GAAP Net Income is $0.02 per Diluted Share -

TEL AVIV, August 4, 2010 -- RADVISION® (Nasdaq: RVSN) reported today that revenues for the second quarter of 2010 were $23.3 million, an increase of 19% from $19.6 million in the second quarter of 2009 and 6% above the Company’s forecast.

The operating loss for the second quarter of 2010 was $0.6 million and the net loss was $0.7 million, or $0.04 per diluted share.  On a non-GAAP basis, the Company recorded operating income of $0.6 million and net income of $0.5 million, or $0.02 per diluted share, for the second quarter of 2010. This excludes $0.6 million of expense for amortization of purchased intangibles related to the acquisition of certain assets of the Aethra group of companies announced in February 2010, $0.6 million for the effects of stock-based compensation expense in accordance with ASC 718 (previously SFAS 123R) and a loss of $0.03 million due to the write-down of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes was $1.2 million, equivalent to $0.06 per diluted share.

For the second quarter of 2009, operating income was $0.4 million and net income was $0.4 million, or $0.02 per share.  On a non-GAAP basis, operating income was $1.5 million and net income was $1.6 million, or $0.08 per diluted share, in the second quarter of 2009.  The non-GAAP amounts for the second quarter of 2009 exclude stock-based compensation expense of $1.1 million, equivalent to $0.06 per diluted share.

For the first six months of 2010, revenues were $44.1 million, the operating loss was $4.9 million and the net loss was $5.1 million, or $0.26 per diluted share. This compares with revenues of $37.9 million, an operating loss of $0.9 million and a net loss of $0.4 million, or $0.02 per diluted share, in the first six months of 2009.

On a non-GAAP basis, the Company had operating income of $0.02 million and a net loss of $0.2 million or $0.01 per diluted share for the first six months of 2010. This compares with operating income of $1.3 million and net income of $2.1 million or $0.11 per diluted share for the first six months of 2009.  Non-GAAP amounts in the first half of 2010 exclude a total of $2.8 million of one-time expenses related to the Company’s acquisition of the Aethra assets, $0.8 million of expense for amortization of purchased Aethra intangibles, $1.3 million for the effects of stock-based compensation expense and a loss of $0.05 million due to the write-down of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes in the first half of 2010 was $4.9 million, equivalent to $0.25 per diluted share. Non-GAAP amounts in the first half of 2009 exclude the effect of stock-based compensation expense of $2.3 million and a loss of $0.2 million due to the write-down of certain Auction Rate Securities, with the total of $2.5 million equivalent to $0.13 per diluted share.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

Total revenues for the second quarter of 2010 consisted of $19.2 million for the Networking Business Unit (NBU) and $4.1 million for the Technology Business Unit (TBU).  This compares with $15.0 million for the NBU and $4.6 million for the TBU reported in the second quarter of 2009.
The Company’s forecast for the second quarter of 2010, presented on April 28, was for revenues of $22.0 million (consisting of NBU revenues of $18.0 million and TBU revenues of $4.0 million), non-GAAP operating income of $0.1 million and non-GAAP net income of $0.1 million or $0.01 per diluted share.

The Company ended the second quarter of 2010 with approximately $122.2 million in cash and liquid investments, equivalent to $6.26 per basic share, a decrease of $1.1 million from March 31, 2010. The decrease reflects $0.4 million used for operating activities and $0.8 million used for capital expenditures offset by $0.1 million from the exercise of options.

Boaz Raviv, Chief Executive Officer, commented: “Our second quarter revenue growth reflects better than expected performance by our NBU and TBU.  The continued success of our SCOPIA Elite platform drove strong infrastructure sales in our NBU, including with Cisco. We have now introduced further advancements to the SCOPIA Elite in its telepresence interoperability as well as in video conferencing control through SCOPIA Mobile, a free application for Apple devices.

“Our second quarter growth also included important ramp-up in our revenues from endpoints, which exceeded 10% of second quarter NBU revenues and included initial sales of the SCOPIA XT1000 high definition room conferencing system, with shipment beginning only a few days before quarter-end. Market response and initial demand were stronger than we expected.”

Mr. Raviv concluded: “The addition of endpoint products to our product offerings has transformed our position in the video marketplace. We are now an end-to-end video conferencing solutions company, with a portfolio of solutions distinguished by high performance, pricing, superior interoperability and ease of use. We have seen the tangible results in the accelerated expansion of our reseller channel and our success in competitive bids. We plan to move forward from here through further channel expansion and technology development, with our roadmap focused on delivering advanced solutions with distinguishing features that will help broaden the video conferencing market.”

Guidance
The following statements are forward-looking, and actual results may differ materially.
The Company expects to report revenues for the third quarter of 2010 of approximately $24.0 million and a net loss of approximately $0.6 million or $0.03 per diluted share. This includes stock-based compensation expense in accordance with ASC 718 of $0.6 million and amortization of purchased intangible assets of $0.5 million. Excluding these items, non-GAAP net income for the third quarter of 2010 is expected to be $0.5 million or $0.02 per diluted share. That compares to revenues in the third quarter of 2009 of $20.4 million and net income of $1.2 million, or $0.06 per diluted share.  This included stock-based compensation expense of $1.0 million and a loss of $0.3 million due to the write-down of certain Auction Rate Securities.  Excluding the effect of these items, non-GAAP net income for the third quarter of 2009 was $2.5 million, or $0.13 per diluted share. (Full details of the Company’s forecast are available on the Company’s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Second Quarter 2010 Earnings Conference Call/Webcast
RADVISION will hold a conference call to discuss its second quarter 2010 results and third quarter outlook, today, Wednesday, August 4, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern).  The passcode “RADVISION” will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter.  Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.  A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on August 10th. To access the replay, please dial 1-866-391-4971 (International dialers may call +1-203-369-0424).

The PowerPoint presentation highlighting key financial metrics as well as the third quarter 2010 estimate also will be available in the Investor Relations section of the company’s website. The presentation will be available beginning at 8:00 a.m. (Eastern) on August 4th and will be archived on the website until the end of the third quarter.

About RADVISION
RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders  and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

- TABLES FOLLOW

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	Unaudited

Revenues	$ 23,328	$ 19,582	$ 44,081	$ 37,881
Cost of revenues	6,052	4,224	11,287	8,335

Gross profit	17,276	15,358	32,794	29,546

Operating costs and expenses:
Research and development	7,900	6,733	15,453	13,817
Marketing and selling	7,973	6,911	15,722	13,996
General and administrative	1,421	1,297	2,870	2,679
Amortization of purchased intangibles	570	-	784	-
Acquisition-related costs	-	-	364	-
Acquisition-related restructuring expenses , net	-	-	2,460	-

Total operating costs and expenses	17,864	14,941	37,653	30,492

Operating income (loss)	(588)	417	(4,859)	(946)
Financial income, net	226	372	498	1,004

Income (loss) before taxes on income	(362)	789	(4,361)	58
Taxes on income	(370)	(353)	(731)	(459)

Net income (loss)	$ (732)	$ 436	$ (5,092)	$ (401)

Basic net earnings (loss) per Ordinary share	$ (0.04)	$ 0.02	$ (0.26)	$ (0.02)

Weighted Average Number of Shares Outstanding During the Period – Basic	19,520,555	19,429,130	19,516,843	19,496,699

Diluted net earnings (loss) per Ordinary share	$ (0.04)	$ 0.02	$ (0.26)	$ (0.02)
Weighted Average Number of Shares Outstanding During the Period – Diluted	19,520,555	19,518,982	19, 516,843	19,496,699

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

Three months ended
	June 30, 2010			June 30, 2009
(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$ 17,276	$ 26	$ 17,302	$ 15,358	$ 83	$ 15,441
Total operating costs and expenses	$ 17,864	$ (1,157)	$ 16,707	$ 14,941	$ (1,034)	$ 13,907
Operating income (loss)	$ (588)	$ 1,183	$ 595	$ 417	$ 1,117	$ 1,534
Income (loss) before taxes on income	$ (362)	$ 1,214	$ 852	$ 789	$ 1,117	$ 1,906
Net income (loss)	$ (732)	$ 1,214	$ 482	$ 436	$ 1,117	$ 1,553
Basic net earnings (loss) per Ordinary share	$ (0.04)	$ 0.06	$ 0.02	$ 0.02	$ 0.06	$ 0.08
Diluted net earnings (loss) per Ordinary share	$ (0.04)	$ 0.06	$ 0.02	$ 0.02	$ 0.06	$ 0.08

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Three months ended June 30,
	2010	2009
	Unaudited

GAAP net income (loss)	$ (732)	$ 436
Share-based compensation	613	1,117
Amortization of purchased intangibles	570	-
Other than temporary impairment of available for sale marketable securities	31	-
Non-GAAP net income	$ 482	$ 1,553
Non-GAAP diluted net income per Ordinary share	$ 0.02	$ 0.08

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

Six months ended
	June 30, 2010			June 30, 2009
(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$ 32,794	$ 86	$ 32,880	$ 29,546	$ 178	$ 29,724
Total operating costs and expenses	$ 37,653	$ (4,793)	$ 32,860	$ 30,492	$ (2,107)	$ 28,385
Operating income (loss)	$ (4,859)	$ 4,879	$ 20	$ (946)	$ 2,285	$ 1,339
Income (loss) before taxes on income	$ (4,361)	$ 4,927	$ 566	$ 58	$ 2,544	$ 2,602
Net income (loss)	$ (5,092)	$ 4,927	$ (165)	$ (401)	$ 2,544	$ 2,143
Basic net earnings (loss) per Ordinary share	$ (0.26)	$ 0.25	$ (0.01)	$ (0.02)	$ 0.13	$ 0.11
Diluted net earnings (loss) per Ordinary share	$ (0.26)	$ 0.25	$ (0.01)	$ (0.02)	$ 0.13	$ 0.11

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Six months ended June 30,
	2010	2009
	Unaudited

GAAP net loss	$ (5,092)	$ (401)
Share-based compensation	1,271	2,285
Amortization of purchased intangibles	784	-
Acquisition-related costs	364	-
Acquisition-related restructuring expenses, net	2,460	-
Other than temporary impairment of available for sale marketable securities	48	259
Non-GAAP net income (loss)	$ (165)	$ 2,143
Non-GAAP diluted net income (loss) per Ordinary share	$ (0.01)	$ 0.11

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	June 30,	December 31,
	2010	2009
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$ 18,858	$ 40,289
Short-term bank deposits *)	60,012	55,352
Short-term marketable securities *)	11,055	4,713
Trade receivables	8,601	11,712
Other accounts receivable and prepaid expenses	5,863	5,552
Inventories	1,920	980

Total current assets	106,309	118,598

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)	32,315	25,699
Long-term prepaid expenses	2,140	2,310
Severance pay fund	6,310	6,242
Long-term deferred tax asset	1,533	1,533

Total long-term investments and receivables	42,298	35,784

Property and equipment, net	4,497	4,649

Goodwill	4,748	2,966

Other intangible assets, net	5,926	-

Total assets	$ 163,778	$ 161,997

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 1,673	$ 1,475
Deferred revenues	6,815	8,064
Accrued expenses and other accounts payable	18,744	12,146

Total current liabilities	27,232	21,685

Accrued severance pay	7,379	7,299

Total liabilities	34,611	28,984

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value	234	234
Additional paid-in capital	147,524	145,998
Treasury stock	(32,804)	(32,970)
Accumulated other comprehensive income	(1,209)	(842)
Retained earnings	15,422	20,593

Total shareholders' equity	129,167	133,013

Total liabilities and shareholders' equity	$ 163,778	$ 161,997

*) Total cash and liquid investments	$ 122,240	$ 126,053

RADVISION LTD. AND ITS SUBSIDIIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2010	2009
	Unaudited
Cash flows from operating activities:
Net loss	$ (5,092)	$ (401)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,236	1,702
Accrued interest, amortization of premium and accretion of discount on marketable securities and bank deposits, net	(179)	93
Amortization of deferred stock compensation	1,271	2,285
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(254)	(256)
Decrease (increase) in trade receivables, net	3,111	(1,533)
Increase in other accounts receivable and prepaid expenses	(339)	(681)
Decrease (increase) in inventories	(840)	66
Decrease in long-term prepaid expenses	170	170
Decrease (increase) in deferred tax asset	(134)	116
Increase in trade payables	198	281
Decrease in deferred revenues	(1,249)	(990)
Increase (decrease) in accrued expenses and other accounts payable	5,029	(2,069)
Accrued severance pay, net	12	(243)

Net cash provided by (used in) operating activities	3,940	(1,460)

Cash flows from investing activities:
Proceeds from redemption of marketable securities	11,800	14,870
Purchase of marketable securities	(24,665)	(10,260)
Proceeds from withdrawal of bank deposits	16,865	49,979
Purchase of bank deposits	(21,429)	(65,751)
Purchase of property and equipment	(1,300)	(830)
Payment for the acquisition of Aethra	(6,984)	-

Net cash used in investing activities	(25,713)	(11,992)

Cash flows from financing activities:
Purchase of treasury stock	-	(1,141)
Exercise of options by employees	88	12
Tax benefit related to exercise of stock options	254	256

Net cash provided by (used in) financing activities	342	(873)

Decrease in cash and cash equivalents	(21,431)	(14,325)
Cash and cash equivalents at beginning of period	40,289	37,872

Cash and cash equivalents at end of period	$ 18,858	$ 23,547